[Letterhead of Alliance]

November 16, 2006

BY HAND

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Ms. Nili Shah

RE:	Alliance Laundry Systems LLC, Alliance Laundry Corporation and Alliance Laundry Holdings LLC

Form 10-K for the fiscal year ended December 31, 2005 Filed March 9, 2006 File Nos. 333-56857; 333-56857-01; 333-56857-02

Dear Ms. Shah:

This letter is in response to your November 3, 2006 letter to the undersigned providing comments from the Securities and Exchange Commission from its review of the Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”) for each of Alliance Laundry Systems LLC, Alliance Laundry Corporation and Alliance Laundry Holdings LLC (together, the “Company”, “Alliance”, “we”, or “us”). As you will note from the responses set forth below, we have carefully considered the comments of the Staff and have made every effort to provide the additional information requested. Please feel free to contact me if you have any questions.

Ms. Nili Shah	2	November 16, 2006

Form 10-K for the year ended December 31, 2005

Selected Financial Data, page 31

STAFF COMMENT:

1.	We have read your responses to comment 1 and comment 5 in our letter dated October 11, 2006 and we have also reconsidered your presentation of EBITDA and Adjusted EBITDA in light of your response. We have the following comments in this regard.

•	Delete the subtotal Net (loss) income in your reconciliation of Adjusted EBITDA and EBITDA to Net cash provided by operating activities as this line item does not appear to be relevant to your non-GAAP liquidity measure.

•	Based on your response, it appears that you have presented Adjusted EBITDA as a liquidity measure as well as because certain covenants in the Notes Indenture are tied to this measure. Please note that as a liquidity measure your currently calculated Adjusted EBITDA measure does not comply with Item 10(e)(ii)(A) of Regulation S-K since certain of the “other non-recurring charges” you have eliminated required or will require cash settlement. Please confirm that in future filings any non-GAAP liquidity measures will not eliminate such charges.

•	We note your response to prior comment 5 which says you will provide a discussion of the actual ratio test in your lead-in commentary. However, as indicated in the above bullet, your currently calculated non-GAAP liquidity measure, Adjusted EBITDA, does not comply with the Item 10(e) rules for use of non-GAAP financial measures. As such, we do not believe it is appropriate to reconcile this measure to any GAAP measure.

•	Please confirm that you will present calculated financial ratios and tests you deem to be material in addition to the disclosure requirements set forth in Question 10 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Ms. Nili Shah	3	November 16, 2006

COMPANY RESPONSE:

The Company revised its presentation of Adjusted EBITDA and covenant ratios referenced in the Staff’s comment in its Form 10-Q for the period ended September 30, 2006 as filed with the SEC on November 14, 2006 (the “September Form 10-Q”) in accordance with the Staff’s comment and as agreed with Mr. Jenn Do of the Staff during her conversation with our attorney, Matthew E. Kaplan of Debevoise & Plimpton LLP, on November 13, 2006. The Company will conform such disclosure contained in future periodic Exchange Act filings to that presented in the September Form 10-Q.

Management’s Discussion and Analysis – Results of Operations

STAFF COMMENT:

2.	We note your response to prior comment 4. Please confirm that you will disclose this clarifying information in future filings.

COMPANY RESPONSE:

The Company confirms that it will disclose the referenced clarifying information in future periodic Exchange Act filings.

Note 5 –– Equipment Financing and Sales of Notes Receivable, page 78

STAFF COMMENT:

3.	We note your response to prior comment 9 in our letter dated October 11, 2006. Please tell us why you believe it is appropriate to record the gain on sale of notes receivable as well as your servicing fees and interest income on beneficial interests retained in commercial laundry revenue. In this regard, we note that these amounts are material to your net income and therefore should be appropriately classified.

COMPANY RESPONSE:

The Company respectfully advises the Staff that Paragraph 11(d) of SFAS 140 requires that upon the completion of a transfer of financial assets that satisfies the conditions to be accounted for as a sale, any resulting gain or loss must be recognized in earnings. SFAS 140 is not specific as to which line item within a Statement of Operations such activity should be classified. The Company analogizes the question of classification under FAS 140 to classification positions taken on SFAS 133 which is also not specific as to which line item within a Statement of Operations such activity should be classified. Based on related discussions on SFAS 133, it appears an appropriate classification is to record the derivative activity within the same line item as to which the underlying derivative relates. For example, derivative activity related to inputs in the production process would be recorded within cost of goods sold. Given these considerations, the Company has recorded the gain on the sale of notes receivables within commercial laundry revenue as this is the operating activity to which these notes receivable relate. Notes and accounts receivable are sold on a continuous basis into the ALERT 2005 facility as commercial laundry accounts and notes receivable are generated from operations during the year. This classification has been continuously applied and the related results are discussed and explained in MD&A within the discussion on commercial laundry revenue. The servicing fees and interest income on beneficial interests are also recorded within commercial laundry revenue for the same reasons discussed above.

Note 17 –– Related Party Transactions, page 98

STAFF COMMENT:

4.	We have read your response to comments 12 and 13 in our letter dated October 11, 2006. You indicate that the intrinsic value estimates prepared by management are based on forecasted cash flow projections which are used to estimate the value of the Company.

Ms. Nili Shah	4	November 16, 2006

With regard to the ALH stock option plan, please tell us the estimated fair value of the Company as of each balance sheet date and the resulting fair value of the common shares of ALH. Address for us any differences in the deemed fair value of the ALH shares as of each balance sheet date and the fair value of the equity interests of the Company as determined by the Acquisition. Please confirm that you will clarify in future filings that the fair value of the units acquired under the Executive Purchase Agreements are based on the actual purchase price of the Company.

COMPANY RESPONSE:

In accordance with the Staff’s comment, the Company has supplementally submitted as Annex A to the paper copy of this response letter submitted to the SEC today, November 16, 2006, its calculation with respect to the fair value of the Company as of January 27, 2005, December 31, 2005, March 31, 2006 and June 30, 2006 and the resulting fair values of the shares (the “Supplemental Information”). The Supplemental Information is of the type typically returned by the Staff pursuant to Rule 12b-4 of the Securities Exchange Act of 1934 and, in accordance with Rule 101(c)(2) of Regulation S-T, the Company hereby requests that the Supporting Information be returned to the Company after the Staff has reviewed such information. The differences in the estimated Company fair value and estimated share fair value at each balance sheet date is a result of changes in the estimated value available to distribute to the option holder. We have added a clarification to the September Form 10-Q to indicate that the Executive Unit Purchase Agreements value was based on the actual purchase price of the Company and will clarify such disclosure in future periodic Exchange Act filings.

*    *    *    *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (920) 748 1634 should you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Bruce Rounds

Bruce Rounds

CC:	Jeanne K. Baker (Securities and Exchange Commission)

Jenn Do (Securities and Exchange Commission)

Matthew E. Kaplan (Debevoise & Plimpton LLP)

Raymond L. Wilson (PricewaterhouseCoopers LLP)